SEC FILE NUMBER
                                                  333-14495-02

               U.S. Securities and Exchange Commission
                       Washington, D.C.  20549
                             Form 12b-25
                     Notification of Late Filing
                                                   CUSIP NUMBER
                                                       N/A



[  ] Form 10-K and Form 10-KSB    [  ] Form 20F    [  ] Form 11-K
[X ] Form 10-Q and Form 10-QSB    [  ] Form N-SAR
(Check One:)
     For Period Ended:    March 31, 1997
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR

     For the Transition Period Ended:
_________________________________________________
_________________________________________________
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
____________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.
_____________________________________________________________________
_____________________________________________________________________

Part I - Registrant Information
_____________________________________________________________________
     Full Name of Registrant       Panda Interholding Corporation
     Former Name if applicable
     ________________________________________________________________
     Address of Principal Executive Office (Street and Number)
     4100 Spring Valley, Suite 1001

     City, State and Zip Code
     Dallas, Texas   75244
_____________________________________________________________________

Part II - Rules 12b-25 (b) and (c)
_____________________________________________________________________
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the
   [X] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

____________________________________________________________________

Part III - Narrative
_____________________________________________________________________

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed
period.   (Attach Extra Sheets if needed)  See Attachment "A"
_____________________________________________________________________

Part IV - Other Information
_____________________________________________________________________

     (1) Name and Telephone number of persons to contact in regard to this notification

          R. Russell Petterson             (972)          980-7159
               (Name)                   (Area code)  (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[  ] Yes  [  ]  No

     Note: Registrant has not been subject to reporting requirements during the preceding 12 months.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
subject report or portion thereof?      [X] Yes       [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                   PANDA INTERHOLDING CORPORATION

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date:    May 13, 1997         By:   /s/ Janice Carter
                                   Name:  Janice Carter
                         Title:    Executive Vice President,
                                   Secretary and Treasurer


     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                           ATTACHMENT  "A"


     Part III - Narrative

          The Registrant expects to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, on or before May 20, 1997. The Registrant's preparation of financial information for such report has been delayed due to the significant commitment of personnel and resources to the recent consummation of a large private placement financing by an affiliated entity.

     Part IV - Other Information

          (3) Explanation. It is anticipated that there will be a significant change in the rsults of operations from the three months ended March 31, 1997 as compared to the three months ended March 31, 1996, due to the inclusion of commercial operations of an additional cogeneration plant and the increased interest expense as a result of increased indebtedness. The Registrant currently anticipates that net loss will be approximately $3.3 million for the three months ended March 31, 1997, as compared to approximately $887,00 for the three months ended March 31, 1996.